Exhibit 99.1

Kitov Pharma Announces Appointment of Bertrand Liang, M.D., Ph.D., as Chief Medical Officer

TEL AVIV, Israel, Jan. 09, 2020 (GLOBE NEWSWIRE) -- Kitov Pharma Ltd. (“Kitov”) (NASDAQ/TASE: KTOV), a clinical-stage company advancing first-in-class therapies to overcome tumor immune evasion and drug resistance, today announced that it has appointed Bertrand Liang, M.D., Ph.D., as its Chief Medical Officer.  Dr. Liang brings to Kitov extensive experience leading clinical development programs in oncology, and he will lead the medical affairs of Kitov in the development of its oncology pipeline including,  CM-24, a novel checkpoint inhibitor, and NT-219, a novel small molecule targeting cancer drug resistance pathways. Kitov intends to initiate clinical trials for both programs in 2020.

“Dr. Liang’s deep oncology expertise and demonstrated track record of successful drug development from concept through approval will be vital resources for Kitov as we begin progressing our novel assets into the clinic this year,” said Isaac Israel, chief executive officer of Kitov.  “Dr. Liang is an innovative leader who has founded multiple successful biopharmaceutical companies based on cutting-edge technologies across oncology, and we are thrilled to have him join our team. Furthermore, Dr. Liang’s prior leadership experience across all phases of clinical development at leading large biopharmaceutical companies, including Biogen, IDEC and Amgen, will be invaluable to Kitov’s clinical development plans.”

Dr. Liang previously founded several leading biotechnology companies, including Tracon Pharmaceuticals, Coronado Biosciences (subsequently merged with Fortress Biotech) and Pfenex Inc.  Earlier in his career, Dr. Liang was Site Head at Biogen IDEC (now Biogen), leading pre-clinical and clinical development, and Vice President, New Ventures; managing member, Forward Medical Sciences (a venture capital firm).  He also served as Vice President and Head of Hematology and Oncology at IDEC; and Global Development Leader at Amgen, where he led the development of various cytokines that received U.S. Food and Drug Administration approval, including Neulasta®.  Dr. Liang has also held academic positions at the National Cancer Institute, University of Colorado and University of Vermont, where he headed Human Medical Genetics.  He is an alumnus of the Feinberg School of Medicine at Northwestern University, the Institute of Materials Research and Innovation, University of Bolton, the Law School at University of London, Boston University, Regis University, and the MIT Sloan School of Management.  Dr. Liang has authored over 75 peer-reviewed publications, chapters and books, and edited a number of volumes in the fields of Neurology and Oncology.

“Kitov’s focused approach in oncology to specifically target the challenges associated with current standards of care, namely the pathways leading to cancer drug resistance and tumor immune evasion, is a compelling strategy and I am incredibly excited to join the clinical development and leadership team,” said Dr. Liang.  “As a clinician and entrepreneur committed to advancing promising and innovative oncology treatments, I was encouraged by the differentiated mechanisms of action and early preclinical data for both CM-24 and NT-219 and I look forward to bringing both programs into the clinic and to strengthen Kitov as a leader in the Oncology arena.”

About Kitov Pharma

Kitov Pharma (Kitov Pharma Ltd.; NASDAQ/TASE: KTOV) is a clinical-stage company focusing on advancing first-in-class therapies to overcome tumor immune evasion and drug resistance, to create successful long-lasting treatments for people with cancer. Kitov’s oncology pipeline includes NT-219 and CM-24. NT-219 is a small molecule targeting the novel cancer drug resistance pathways IRS1/2 and STAT3. Kitov is currently advancing NT-219 in combination with cetuximab as a third-line or second-line treatment option for the treatment of recurrent and metastatic squamous cell carcinoma of head & neck cancer (SCCHN). CM-24 is a monoclonal antibody blocking CEACAM1, a novel immune checkpoint that supports tumor immune evasion and survival through multiple pathways. Kitov will advance CM-24 as a combination therapy with anti-PD1 checkpoint inhibitors for the treatment of non-small cell lung cancer (NSCLC). Kitov has entered into a clinical collaboration agreement with Bristol Myers Squibb (NYSE:BMY) for the planned Phase 1/2 clinical trials to evaluate the combination of CM-24 with the PD-1 inhibitor nivolumab (Opdivo®). Kitov is also the owner of Consensi™, a fixed-dose combination of celecoxib and amlodipine besylate, for the simultaneous treatment of osteoarthritis pain and hypertension which was approved by the FDA for marketing in the U.S in May 2018 and is expected to be launched in the U.S. by early 2020 by its partner Coeptis Pharmaceuticals. Kitov has also partnered to commercialize Consensi in China and South Korea. The company is headquartered in Tel Aviv, Israel. For more information, please visit http://www.kitovpharma.com.

Forward-Looking Statements and Kitov's Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: different results from the expected benefits, synergies and costs of the acquisition of FameWave by Kitov; management plans relating to the transaction; the plans, strategies and objectives of management for future operations; product development for NT219 and CM-24; the potential future financial impact of the transaction; and any assumptions underlying any of the foregoing; the process by which early stage therapeutic candidates such as NT219 and CM-24 could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the lack of sufficient funding to finance the clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents attained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents with protective claims; the commencement of any patent interference or infringement action; our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our in our Annual Report on Form 20-F for the year ended December 31, 2018 and in our other filings with the SEC, including our cautionary discussion of risks and uncertainties under ‘Risk Factors’ in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, http://www.sec.gov

Investor Contact
Gil Efron
Deputy & Chief Financial Officer
IR@kitovpharma.com
+972-3-933-3121 ext. #105

Media Contact:

Chuck Padala
chuck@lifesciadvisors.com
+1 646-627-8390